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As submitted to the Securities and Exchange Commission confidentially on March 18, 2016

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CONFIDENTIAL SUBMISSION NO. 3
ON
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Selecta Biosciences, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	26-1622110 (I.R.S. Employer Identification No.)

480 Arsenal Street, Building One
Watertown, MA 02472
(617) 923-1400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Werner Cautreels, Ph.D.
President and Chief Executive Officer
Selecta Biosciences, Inc.
480 Arsenal Street, Building One
Watertown, MA 02472
(617) 923-1400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter N. Handrinos Brandon J. Bortner Latham & Watkins LLP John Hancock Tower 200 Clarendon Street Boston, Massachusetts 02116 (617) 948-6000	Divakar Gupta Marc Recht Joshua A. Kaufman Cooley LLP 500 Boylston Street, 14th Floor Boston, Massachusetts 02116 (617) 937-2300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, $0.0001 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of additional shares that the underwriters have the option to purchase.

(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory note

This filing is being submitted confidentially solely for the purpose of submitting Exhibits 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 10.12, 10.13, 10.15, 10.16, 10.17, 10.18, 10.19, 10.20, 10.22 and 10.23 to the Registration Statement on Form S-1 (the "Registration Statement"). No change is made to the prospectus constituting Part I of the Registration Statement or Items 13, 14, or 17 of Part II of the Registration Statement.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the NASDAQ listing fee.

Amount
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
Initial listing fee		*
Accountants' fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent's fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that

II-1

Part II

the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our restated certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favour by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys' fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

II-2

Part II

Item 15.    Recent Sales of Unregistered Securities.

Set forth below is information regarding securities issued by us within the past three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a)   Issuance of Capital Stock.

From April 7, 2014 to August 14, 2014, the registrant issued an aggregate of 3,211,105 shares of Series D Preferred Stock for aggregate consideration of $14.4 million to accredited investors pursuant to Section 4(a)(2) of the Securities Act and Rule 506 as a transaction not involving a public offering.

On July 15, 2014, the registrant also issued an aggregate of 1,333,332 shares of Series SRN Preferred Stock for aggregate consideration of $6.0 million to accredited investors pursuant to Section 4(a)(2) of the Securities Act and Rule 506 as a transaction not involving a public offering.

On August 27, 2015, September 3, 2015 and September 17, 2015, the registrant issued an aggregate of 7,269,338 shares of Series E Preferred Stock for aggregate consideration of $32.7 million to accredited investors and 1,619,550 shares of Series E Preferred upon the cancellation of debt totaling $7.3 million pursuant to Section 4(a)(2) of the Securities Act and Rule 506 as a transaction not involving a public offering.

(b)   Equity Grants.

From December 31, 2012 through December 31, 2015 the registrant granted stock options to purchase an aggregate of 3,397,319 shares of its common stock with exercise prices ranging between $0.71 and $2.40 per share, including stock options that were exercised prior to vesting in exchange for 118,239 shares of restricted stock, and 10,000 shares of restricted common stock to employees, non-employees, and directors in connection with services provided to the registrant by such parties.

(c)    Warrants.

On August 9, 2013 and July 25, 2014, the registrant issued warrants to purchase an aggregate of 66,668 shares of Series D preferred stock to Oxford Finance LLC, or Oxford, and Square 1 Bank pursuant to Section 4(a)(2) of the Securities Act as a transaction not involving a public offering

On July 24, 2015, the registrant issued warrants to purchase up to 315,198 shares of common stock to accredited investors pursuant to Section 4(a)(2) of the Securities Act and Rule 506 as a transaction not involving a public offering.

On August 27, 2015, September 3, 2015 and September 17, 2015, the registrant issued warrants to purchase up to an aggregate of 2,222,213 shares of common stock to accredited investors pursuant to Section 4(a)(2) of the Securities Act and Rule 506 as a transaction not involving a public offering.

On December 31, 2015, the registrant issued warrants to purchase up to an aggregate of 37,978 shares of Series E Preferred Stock to Oxford and Pacific Western Bank pursuant to Section 4(a)(2) of the Securities Act as a transaction not involving a public offering.

(d)   Promissory Notes.

On August 9, 2013, the registrant issued an aggregate of $3.0 million in principal amount of secured promissory notes to Oxford and Square 1 Bank pursuant to Section 4(a)(2) of the Securities Act as a transaction not involving a public offering.

II-3

Part II

On July 25, 2014, the registrant issued an aggregate of $4.5 million in principal amount of secured promissory notes to Oxford and Square 1 Bank pursuant to Section 4(a)(2) of the Securities Act as a transaction not involving a public offering.

On April 10, 2015 and June 23, 2015, the registrant issued an aggregate of $7.0 million in principal amount of convertible promissory notes to accredited investors pursuant to Section 4(a)(2) of the Securities Act as a transaction not involving a public offering.

Item 16.    Exhibits and Financial Statement Schedules.

(a)   Exhibits.

Exhibit number		Description of exhibit

1.1	*	Underwriting Agreement
3.1	**	Certificate of Incorporation of the Registrant, as amended (currently in effect)
3.2	**	Bylaws of the Registrant (currently in effect)
3.3	*	Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)
3.4	*	Form of Restated Bylaws of the Registrant (to be effective upon the closing of this offering)
4.1	*	Fifth Amended and Restated Investors' Rights Agreement, dated as of August 26, 2015, by and between the Registrant and each of the stockholders party thereto
4.2	*	Specimen Stock Certificate evidencing the shares of common stock
4.3	*	Form of Warrant to Purchase Common Stock, dated July 24, 2015, issued by the Registrant to Investors in the Registrant's April 2015 Convertible Notes Financing
4.4	*	Form of Warrant to Purchase Common Stock, dated August 27, 2015, September 3, 2015 or September 17, 2015, issued by the Registrant to Investors in the Registrant's Series E Preferred Stock Financing
4.5	*	Form of Warrant to Purchase Shares of Series D Preferred Stock, dated August 9, 2013 or July 25, 2014, issued by the Registrant to Oxford Finance LLC and Square One Bank
4.6	**	Fifth Amended and Restated Voting Agreement, dated as of August 26, 2015, by and between the Registrant and each of the stockholders party thereto
5.1	*	Opinion of Latham & Watkins LLP
10.1	**	2008 Stock Incentive Plan, as amended, and form of option agreements thereunder
10.2	*	2016 Incentive Award Plan and form of option agreement thereunder
10.3	*	Non-Employee Director Compensation Program
10.4	*	Form of Indemnification Agreement for Directors and Officers
10.5		Amended and Restated Loan and Security Agreement, dated as of December 31, 2015, by and between the Registrant, Oxford Finance LLC and Pacific Western Bank
10.6(a)	†	Exclusive Patent License Agreement, dated as of November 25, 2008, by and between the Registrant and the Massachusetts Institute of Technology
II-4

Part II

Exhibit number		Description of exhibit

10.6(b)	†	First Amendment to Exclusive Patent License Agreement, dated as of January 12, 2010, by and between the Registrant and the Massachusetts Institute of Technology
10.6(c)	†	Letter Agreement, dated as of November 27, 2012, by and among the Registrant, Massachusetts Institute of Technology and Sanofi
10.6(d)	†	Letter Amendment, dated as of November 27, 2012, by and between the Registrant and the Massachusetts Institute of Technology
10.6(e)	†	Second Amendment to Exclusive Patent License Agreement, dated as of August 29, 2013, by and between the Registrant and the Massachusetts Institute of Technology
10.7(a)	†	License and Research Collaboration Agreement, dated as of November 27, 2012, by and between the Registrant and Sanofi
10.7(b)	†	Supplemental Agreement No. 1 to License and Research Collaboration Agreement, dated as of May 7, 2015, by and between the Registrant and Sanofi
10.8	†	License Agreement, dated as of May 12, 2014, by and between the Registrant and Shenyang Sunshine Pharmaceutical Co., Ltd.
10.9	†	Manufacturing Services Agreement, dated as of August 1, 2014, by and between the Registrant and Shenyang Sunshine Pharmaceutical Co., Ltd.
10.10	†	Patent Cross-License Agreement, dated as of December 18, 2008, by and between the Registrant and BIND Therapeutics, Inc. (formerly BIND Biosciences Inc.)
10.11	*
Lease, dated as of September 30, 2008, as amended by the First Amendment, dated as of July 12, 2011 and the Second Amendment, dated as of October 11, 2011, by and between the Registrant and ARE-480 Arsenal Street, LLC
10.12		Consulting Agreement, dated as of March 10, 2008, as amended by the First Amendment to Consulting Agreement, dated as of January 1, 2012, by and between the Registrant and Robert S. Langer
10.13		Consulting Agreement, dated as of March 10, 2008, as amended by the First Amendment to Consulting Agreement, dated as of January 1, 2012, by and between the Registrant and Omid Farokhzad
10.14	*	Consulting Agreement, dated as of March 10, 2008, as amended by the First Amendment to Consulting Agreement, dated as of January 1, 2012, by and between the Registrant and Ulrich von Andrian
10.15		Employment Agreement, dated as of July 19, 2010, by and between the Registrant and Werner Cautreels
10.16		Employment Agreement, dated as of June 22, 2011, by and between the Registrant and Takashi Kei Kishimoto
10.17		Employment Agreement, dated as of January 7, 2011, by and between the Registrant and Peter Keller
10.18		Employment Agreement, dated as of July 1, 2015, by and between the Registrant and Earl E. Sands
II-5

Part II

Exhibit number		Description of exhibit

10.19		Offer Letter, dated as of June 30, 2015, by and between the Registrant and Earl E. Sands, M.D.
10.20		Offer Letter, dated as of June 2, 2008, by and between the Registrant and Lloyd P. M. Johnston, Ph.D.
10.21	*	Offer Letter, dated as of April 4, 2011, by and between the Registrant and David Abraham
10.22		Offer Letter, dated as of September 4, 2009, by and between the Registrant and David Siewers
10.23
Independent Director Consulting Agreement, dated as of May 5, 2009, as amended by the First Amendment to Independent Director Consulting Agreement, dated as of July 22, 2009, by and between the Registrant and George R. Siber, M.D.
21.1	*	Subsidiaries of the Registrant
23.1	*	Consent of Ernst & Young LLP
23.2	*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1		Power of Attorney (included on signature page)

*
To be filed by amendment.

**
Previously filed.

†
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 406 under the Securities Exchange Act of 1933.

(b)   Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II-6

Part II

The undersigned hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
II-7

Signatures

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Watertown, Commonwealth of Massachusetts, on this                  day of                           , 2016.

SELECTA BIOSCIENCES, INC.
By:
Werner Cautreels, Ph.D. President and Chief Executive Officer
II-8

Signatures and power of attorney

We, the undersigned officers and directors of Selecta Biosciences, Inc., hereby severally constitute and appoint Werner Cautreels, Ph.D. and David Siewers, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Werner Cautreels, Ph.D.	President, Chief Executive Officer and Director (principal executive officer)	, 2016
David Siewers	Chief Financial Officer (principal financial officer and principal accounting officer)	, 2016
Omid Farokhzad, M.D.	Director	, 2016
Carl Gordon, Ph.D.	Director	, 2016
Peter Barton Hutt	Director	, 2016
Edwin M. Kania, Jr.	Director	, 2016
Robert Langer, Sc.D.	Director	, 2016
Amir Nashat, Sc.D.	Director	, 2016
II-9

Signatures and power of attorney

Signature	Title	Date

Aymeric Sallin, M.S.	Director	, 2016
George Siber, M.D.	Director	, 2016
Leysan Shaydullina, M.D.	Director	, 2016
II-10

Exhibit index

Exhibit number		Description of exhibit

1.1	*	Underwriting Agreement
3.1	**	Certificate of Incorporation of the Registrant, as amended (currently in effect)
3.2	**	Bylaws of the Registrant (currently in effect)
3.3	*	Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)
3.4	*	Form of Restated Bylaws of the Registrant (to be effective upon the closing of this offering)
4.1	*	Fifth Amended and Restated Investors' Rights Agreement, dated as of August 26, 2015, by and between the Registrant and each of the stockholders party thereto
4.2	*	Specimen Stock Certificate evidencing the shares of common stock
4.3	*	Form of Warrant to Purchase Common Stock, dated July 24, 2015, issued by the Registrant to Investors in the Registrant's April 2015 Convertible Notes Financing
4.4	*	Form of Warrant to Purchase Common Stock, dated August 27, 2015, September 3, 2015 or September 17, 2015, issued by the Registrant to Investors in the Registrant's Series E Preferred Stock Financing
4.5	*	Form of Warrant to Purchase Shares of Series D Preferred Stock, dated August 9, 2013 or July 25, 2014, issued by the Registrant to Oxford Finance LLC and Square One Bank
4.6	**	Fifth Amended and Restated Voting Agreement, dated as of August 26, 2015, by and between the Registrant and each of the stockholders party thereto
5.1	*	Opinion of Latham & Watkins LLP
10.1	**	2008 Stock Incentive Plan, as amended, and form of option agreements thereunder
10.2	*	2016 Incentive Award Plan and form of option agreement thereunder
10.3	*	Non-Employee Director Compensation Program
10.4	*	Form of Indemnification Agreement for Directors and Officers
10.5		Amended and Restated Loan and Security Agreement, dated as of December 31, 2015, by and between the Registrant, Oxford Finance LLC and Pacific Western Bank
10.6(a)	†	Exclusive Patent License Agreement, dated as of November 25, 2008, by and between the Registrant and the Massachusetts Institute of Technology
10.6(b)	†	First Amendment to Exclusive Patent License Agreement, dated as of January 12, 2010, by and between the Registrant and the Massachusetts Institute of Technology
10.6(c)	†	Letter Agreement, dated as of November 27, 2012, by and among the Registrant, Massachusetts Institute of Technology and Sanofi
10.6(d)	†	Letter Amendment, dated as of November 27, 2012, by and between the Registrant and the Massachusetts Institute of Technology
10.6(e)	†	Second Amendment to Exclusive Patent License Agreement, dated as of August 29, 2013, by and between the Registrant and the Massachusetts Institute of Technology

Exhibit index

Exhibit number		Description of exhibit

10.7(a)	†	License and Research Collaboration Agreement, dated as of November 27, 2012, by and between the Registrant and Sanofi
10.7(b)	†	Supplemental Agreement No. 1 to License and Research Collaboration Agreement, dated as of May 7, 2015, by and between the Registrant and Sanofi
10.8	†	License Agreement, dated as of May 12, 2014, by and between the Registrant and Shenyang Sunshine Pharmaceutical Co., Ltd.
10.9	†	Manufacturing Services Agreement, dated as of August 1, 2014, by and between the Registrant and Shenyang Sunshine Pharmaceutical Co., Ltd.
10.10	†	Patent Cross-License Agreement, dated as of December 18, 2008, by and between the Registrant and BIND Therapeutics, Inc. (formerly BIND Biosciences Inc.)
10.11	*
Lease, dated as of September 30, 2008, as amended by the First Amendment, dated as of July 12, 2011 and the Second Amendment, dated as of October 11, 2011, by and between the Registrant and ARE-480 Arsenal Street, LLC
10.12		Consulting Agreement, dated as of March 10, 2008, as amended by the First Amendment to Consulting Agreement, dated as of January 1, 2012, by and between the Registrant and Robert S. Langer
10.13		Consulting Agreement, dated as of March 10, 2008, as amended by the First Amendment to Consulting Agreement, dated as of January 1, 2012, by and between the Registrant and Omid Farokhzad
10.14	*	Consulting Agreement, dated as of March 10, 2008, as amended by the First Amendment to Consulting Agreement, dated as of January 1, 2012, by and between the Registrant and Ulrich von Andrian
10.15		Employment Agreement, dated as of July 19, 2010, by and between the Registrant and Werner Cautreels
10.16		Employment Agreement, dated as of June 22, 2011, by and between the Registrant and Takashi Kei Kishimoto
10.17		Employment Agreement, dated as of January 7, 2011, by and between the Registrant and Peter Keller
10.18		Employment Agreement, dated as of July 1, 2015, by and between the Registrant and Earl E. Sands
10.19		Offer Letter, dated as of June 30, 2015, by and between the Registrant and Earl E. Sands, M.D.
10.20		Offer Letter, dated as of June 2, 2008, by and between the Registrant and Lloyd P. M. Johnston, Ph.D.
10.21	*	Offer Letter, dated as of April 4, 2011, by and between the Registrant and David Abraham
10.22		Offer Letter, dated as of September 4, 2009, by and between the Registrant and David Siewers
10.23
Independent Director Consulting Agreement, dated as of May 5, 2009, as amended by the First Amendment to Independent Director Consulting Agreement, dated as of July 22, 2009, by and between the Registrant and George R. Siber, M.D.

Exhibit index

Exhibit number		Description of exhibit

21.1	*	Subsidiaries of the Registrant
23.1	*	Consent of Ernst & Young LLP
23.2	*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1		Power of Attorney (included on signature page)

*
To be filed by amendment.

**
Previously filed.

†
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 406 under the Securities Exchange Act of 1933.

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  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules.
  Item 17. Undertakings.